January 14, 2013

VIA E-MAIL

Ms. Suzanne Hayes

Ms. Aslynn Hogue

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Westwood Holdings Group, Inc. (the “Company”)
File No. 001-31234
Form 10-K for Fiscal Year Ended December 31, 2011 (“2011 Form 10-K”)
Filed February 28, 2012

Dear Ms. Hogue and Ms. Hayes:

As requested, the Company hereby submits draft disclosures identified on the attached Exhibit I as a supplement to our letter dated January 3, 2013. Our responses set forth in regular print the language in our 2011 Form 10-K with additional underlined draft disclosures which are responsive to your comment letter dated December 21, 2012. Each response is numbered to correspond to your comment letter. Please note that some of our proposed disclosures set forth in Exhibit I are based upon factual information that is available to us at this time, and that if the factual basis of the proposed disclosure changes, we may need to update or change the proposed disclosure to reflect the new factual basis.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 14, 2013

Should you have any questions regarding the foregoing responses, please call the undersigned at (214) 756-6962.

Very truly yours,

Mark Wallace

Chief Financial Officer

Exhibit I

Poor investment performance of assets managed by us . . . , page 10

1.	Because we compete with many asset management firms on the basis of the investment strategies, our success is dependent to a significant extent on the investment performance of the assets that we manage. Because our revenue is primarily generated from fees derived as a percentage of assets under management, poor performance tends to result in the loss or reduction of client accounts, which correspondingly decreases revenues. Underperformance relative to peer groups for our various investment strategies could adversely affect our results of operations, especially if such underperformance continues for a lengthy period of time.

Recently, we have experienced some client outflows that we believe may have resulted in part from the underperformance of our Large Cap Value strategy, which invests in equity securities of companies with large market capitalizations and which represents about     % of our assets under management. Our Large Cap Value strategy underperformed relative to its Russell 1000 Value benchmark index and peer group in 2009 and 2010. While we believe this recent underperformance has resulted in some increased client outflows, many factors are involved in client investment and allocation decisions and we cannot specifically quantify the amount of outflows resulting from this recent underperformance.

Our business is subject to extensive regulation . . . , page 12

2.	Virtually all aspects of our business are subject to various laws and regulations including the Investment Advisers Act, the Investment Company Act, and anti-money laundering laws. These laws and regulations generally grant regulatory agencies broad administrative powers, including the power to limit or restrict us from operating our business as well as the powers to place us under conservatorship or closure in the event we fail to comply with such laws and regulations. Violations of such laws or regulations could subject us or our employees to disciplinary proceedings and civil or criminal liability, including revocation of licenses, censures, fines or temporary suspensions, permanent barring from the conduct of business, conservatorship, or closure. Any such proceeding or liability could have a material adverse effect upon our business, financial condition, results of operations and business prospects. Due to the extensive regulations and laws to which we are subject, our management is required to devote substantial time and effort to legal and regulatory compliance issues.

In recent years, regulators have shown an increasing interest in oversight of the financial services industry. Some of the newly adopted regulations are focused directly on the investment management industry, while others are more broadly focused but affect our industry as well. The Dodd-Frank Act of 2010 significantly increased and revised the federal rules and regulations governing the financial services industry and, in addition to other regulations, has generally resulted in increased compliance and administrative burdens for us. For example, the recent adoption of Form PF and revisions to Form ADV impose additional reporting requirements for SEC registered investment advisors, including us. Additionally, ERISA Section 408(b)(2) and the regulations promulgated under it require additional information to be provided to ERISA – governed retirement plans. While we believe that changes in laws, rules and regulations, including the ones discussed above, have increased our administrative and compliance costs, we are not able to quantify the amount of increased costs attributable to those changes.

In addition, the regulatory environment in which we operate is subject to change. We may be adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations. See “Item 1. Business — Regulation.”

Review and Approval of Related Party Transactions, page 44

5.	John Porter Montgomery, who is the stepson to Ms. Byrne, Westwood’s Chairman, was employed by the Company during 2012 and received total compensation of approximately $ . Mr. Montgomery is compensated in a manner consistent with our policies that apply to all employees.